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              SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                    WASHINGTON, D.C. 20549         -----------------------------
                                                   OMB Number:        3235-0058
                          FORM 12b-25              Expires:      April 30, 2009
                                                   Estimated average burden
                  NOTIFICATION OF LATE FILING      hours per response.......2.50
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                                                          SEC File Number
                                                              033-20966
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                                                            CUSIP Number
                                                            042682 20 3
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(Check one) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form
10-D |_| Form N-SAR |_| Form N-CSR

                        For Period Ended: April 30, 2008
                                          --------------

          |_| Transition Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR
          For the transition period ended:
                                           ----------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ---------------------------------



PART I - REGISTRANT INFORMATION

                               Finotec Group, Inc.
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Full Name of Registrant

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Former Name if Applicable
                         228 East 45 Street, Suite 1801
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Address of Principal Executive Office (Street and Number)

                               New York, NY 10017
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City, State and Zip Code


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SEC 1344 (05-06)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate.)

          (a) The response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

     We are still providing supporting documentation to our independent auditors and, as a result, our auditors are unable to complete the review of our financial statements by the required filing date of June 16, 2008 without the expenditure by us of unreasonable effort and expense.

     We anticipate filing our Quarterly Report on Form 10-Q for the quarter ended April 30, 2008 within the regulatory five-day extension period.


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

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Ari Gal, Esq.                 718                       513-3620
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      (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).                                         |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Finotec Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 16, 2008              By:    /s/  Didier Essemini
       ------------------------      -------------------------------------------
                                     Name:      Didier Essemini
                                     Title:     Chief Executive Officer





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

Additional Explanation to Part IV (3)

As mentioned in the Company's most recent Form 10-KSB, the Company experienced lower-than-expected revenues during the first quarter of 2008. As a result, the Company's financial results for the first quarter of 2008 will show significant losses rather than the gains of the first quarter of 2007. The Company's corporate structure as well as its business structure have evolved over the past year and, as a result, the Company's auditors are asking for additional documentation which the Company is in the process of supplying.







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